Forest Road Acquisition Corp. II

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

March 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Todd Schiffman

Re:	Forest Road Acquisition Corp. II

Registration Statement on Form S-1

Filed February 18, 2021, as amended

File No. 333-253274

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forest Road Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, March 9, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Thomas Staggs
Thomas Staggs
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP